BLACK SANDS ENTERTAINMENT INC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

DATE ISSUED: APRIL 5, 2023

BLACK SANDS ENTERTAINMENT INC

Audited Consolidated financial statements

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Stockholders of BLACK SANDS ENTERTAINMENT INC,

20 Himrod St, Apt 104

Brooklyn, NY 11221

I have audited the accompanying consolidated financial statements of BLACK SANDS ENTERTAINMENT INC, which comprise the Balance Sheet as of December 31, 2022, and December 31, 2021, and the related statements of Income, Changes in Stockholders' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of Consolidated financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the Consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of BLACK SANDS ENTERTAINMENT INC as of December 31, 2022, and December 31, 2021, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.



04/05/2023

BLACK SANDS ENTERTAINMENT INC

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2022, AND DECEMBER 31, 2021

		As of December 31, 2022	As of December 31, 2021
Assets			
Current assets:			
Cash and cash equivalents	$	827,052	788,210
Inventories		63,545	63,545
Total current assets		890,597	851,755
Non-current assets:			
Property, plant & equipment (PPE):			
Computer Equipment & Furniture		10,687	8,017
(Less accumulated depreciation)		(5,492)	(3,808)
Net PPE		5,195	4,209
Intangible assets:			
Mobile application costs		-	461,300
(Less accumulated amortization)		-	(115,325)
Net intangible assets		-	345,975
Total non-current assets		5,195	350,184
Total Assets	$	**895,792**	**1,201,939**
Liabilities & Stockholders' Equity			
Current liabilities:			
Credit Cards & other short-term payables	$	42,957	73,169
Total current liabilities		42,957	73,169
Non-current Liabilities:			
Total non-current liabilities		-	-
Total Liabilities		**42,957**	**73,169**

The accompanying notes are an integral part of these Consolidated financial statements.

BLACK SANDS ENTERTAINMENT INC

CONSOLIDATED BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

	As of December 31, 2022	As of December 31, 2021
Stockholders' Equity:		
Common stock, 7,323,530 shares authorized, $0.0001 par value, 4,485,000 shares issued and outstanding as of December 31, 2022, and December 31, 2021, respectively	449	449
Preferred stock, 815,000 shares authorized, $0.0001 par value, 787,959 and 787,959 shares issued and outstanding as of December 31, 2022, and December 31, 2021, respectively	79	79
Additional Paid-in Capital	1,600,152	1,363,289
Additional Paid-in Capital-Stock based compensation	104,721	77,777
Accumulated Profits (losses)	(312,824)	(2,267)
Net income (loss)	(539,742)	(310,557)
Total Stockholders' Equity	**852,835**	**1,128,770**
Total Liabilities & Stockholders' Equity	**895,792**	**1,201,939**

The accompanying notes are an integral part of these Consolidated financial statements.

BLACK SANDS ENTERTAINMENT INC

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

		2022	2021
Revenue:			
Sales revenue	$	806,862	1,046,835
Other revenue		647	3,983
Total revenues		**807,509**	**1,050,818**
Cost of Goods sold		224,092	299,117
Gross Profit		**583,417**	**751,701**
Expenses:			
General & administrative expenses		63,796	125,057
Taxes and licenses		13,141	6,758
Postage, Shipping & Delivery		95,734	157,295
Insurance		1,776	1,573
Legal & Professional Services		229,007	28,991
Advertising & Marketing		176,845	438,287
Travel		28,948	12,194
Meals & Entertainment		6,272	6,054
Vehicle expenses		2,414	-
Vehicle lease		8,428	8,278
Office supplies & Software		11,654	7,944
Consulting & accounting		7,440	6,225
Royalty fees		13,018	32,313
Loss on write-off of mobile application		230,650	-
Application maintenance & other related costs		43,261	48,288
Conferences and events		7,005	6,537
Dues & Subscriptions		4,813	2,638
Depreciation		1,684	1,434
Amortization		115,325	115,325
Stock-based compensation		26,944	27,777
Utilities		5,162	4,466
Miscellaneous expenses		2,979	6,354
Banking, transaction processing & clearing fees		23,414	17,252
Total Expenses		1,119,710	1,061,040
Income from operations (loss)		**(536,293)**	**(309,339)**

The accompanying notes are an integral part of these Consolidated financial statements.

BLACK SANDS ENTERTAINMENT INC

CONSOLIDATED STATEMENT OF INCOME

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

	2022	2021
Other Income (Expenses):		
Interest Income	66	31
Interest expenses	(3,515)	(1,249)
Total Other Income (expenses)	(3,449)	(1,218)
Net income (loss) for the year	**(539,742)**	**(310,557)**

The accompanying notes are an integral part of these Consolidated financial statements.

BLACK SANDS ENTERTAINMENT INC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

($)	Common stock (shares)	Common stock (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital	Retained earnings (accumulated deficit)	APIC- Stock based compensation expense	Total
Beginning Balance, December 31, 2020	**4,485,000**	**449**	**787,959**	**79**	**579,433**	**(2,267)**	**50,000**	**627,694**
Paid in capital	-	-	-	-	783,856	-	-	783,856
Net income (loss)						(310,557)	-	(310,557)
Stock based compensation	-	-	-	-	-	-	27,777	27,777
Ending Balance, December 31, 2021	**4,485,000**	**449**	**787,959**	**79**	**1,363,289**	**(312,824)**	**77,777**	**1,128,770**
Paid in capital	-	-	-	-	236,863	-	-	236,863
Net income (loss)	-	-	-	-	-	(539,742)	-	(539,742)
Stock based compensation	-	-	-	-	-	-	26,944	26,944
Ending Balance, December 31, 2022	**4,485,000**	**449**	**787,959**	**79**	**1,600,152**	**(852,566)**	**104,721**	**852,835**

The accompanying notes are an integral part of these Consolidated financial statements.

BLACK SANDS ENTERTAINMENT INC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

	As of December 31, 2022	As of December 31, 2021
Cash flow From Operating Activities:		
Net Income (loss)	(539,742)	(310,557)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Stock based compensation	26,944	27,777
Depreciation	1,684	1,434
Amortization	115,325	115,325
Loss on write-off of mobile application	230,650	-
Changes in:		
Inventories	-	(46,451)
Credit Cards & other short-term payables	(30,212)	26,862
Net cash provided (used) by operating activities	**(195,351)**	**(185,610)**
Cash flow From Investing Activities:		
Computer Equipment & Furniture	(2,670)	(1,551)
Mobile application costs	-	(20,100)
Net cash provided (used) by investing activities	**(2,670)**	**(21,651)**
Cash flow from Financing Activities		
Paid-in capital	236,863	783,856
Net cash provided (used) by financing activities	**236,863**	**783,856**
Increase (decrease) in Cash	38,842	576,595
Cash, beginning of year	788,210	211,615
Cash, end of year $	**827,052**	**788,210**

The accompanying notes are an integral part of these Consolidated financial statements.

BLACK SANDS ENTERTAINMENT INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

About the Company & its Nature of operations

BLACK SANDS ENTERTAINMENT INC ('the Company', 'the Parent', 'BSE'), is a corporation formed pursuant to the provisions of the Delaware General Corporation law on November 16, 2016. The Company operates in the entertainment industry and creates, develops, and publishes stories via animated audiovisual and literary mediums for the African American community.

The Company's consolidated financial statements include BLACK SANDS PUBLISHING INC ('the Subsidiary', 'BSP'), a Delaware Corporation formed on May 4, 2021. BSP was established to provide a digital comics application ('the application') for the content that is developed by BSE.

The application had been functional as of December 31, 2022, but according to Management, it was in the process of being shut down by March 2023. As per Management, the application had approximately 1,500 daily active users.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of BSE and BSP, its wholly owned subsidiary. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiary into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Fiscal year

The Company operates on a December 31st year-end.

BLACK SANDS ENTERTAINMENT INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

Summary of significant accounting policies:

Basis of accounting

The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's operations and financial performance are subject to various risks and uncertainties that may affect its ability to achieve its objectives, including, but not limited to, the following:

Competition: The entertainment industry is highly competitive, and the Company faces competition from established and emerging companies that create and distribute similar content. Increased competition may negatively impact the Company's market share and financial performance.

Dependence on Third-Party Partners: The Company relies on third-party partners for the development, production, and distribution of its content. The failure of these third-party partners to perform their obligations may result in delays, cost overruns, or lower-quality content.

Market Risks: The entertainment industry is subject to changes in consumer preferences and technological advances, which may lead to decreased demand for the Company's content or render its distribution methods obsolete.

Financial Risks: The Company's financial performance is subject to various risks, including fluctuations in revenues, changes in operating costs, foreign exchange rate fluctuations, interest rate fluctuations, and the availability of financing. These risks may affect the Company's profitability and liquidity.

Legal and Regulatory Risks: The Company's operations are subject to various legal and regulatory requirements, including intellectual property laws, data protection laws, and employment laws. Non-compliance with these laws and regulations may lead to legal disputes, fines, or reputational harm.

Cybersecurity Risks: The Company's operations are subject to cybersecurity risks, including cyber-attacks, data breaches, and unauthorized access to its systems and data. These risks may lead to disruption of operations, loss of confidential information, and reputational harm.

Use of estimates

The preparation of Consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents. At December 31, 2022 and December 31, 2021, the Federal Deposit Insurance Corporation provided insurance coverage of up to $250,000 per depositor, per institution. At December 31, 2022 and December 31, 2021, approximately $50,000 and $0 of the Company's cash was in excess of federally insured limits, respectively. Management does not believe that the Company is exposed to any significant risks resulting from these excess deposits and that the financial institutions are financially sound.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost and are depreciated on a straight-line basis over their estimated useful lives which range between 3 and 5 years. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. The Company capitalizes assets with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2022, and December 31, 2021, the account consisted of computer equipment and furniture with a net book value of $5,195 and $4,209, respectively.

BLACK SANDS ENTERTAINMENT INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

Intangible Assets

Intangible assets are stated at their historical cost. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books primarily include application mobile development costs.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cashflows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

As of December 31, 2022 and December 31, 2021, the Company capitalized a total of $461,300 in mobile application development costs and amortized the costs based on a four (4) year useful life. The application was in the process of being shut down during March 2023 and as a result, the financial statements as of December 31, 2022, were adjusted to reflect the write-off and the Company recognized a loss of $230,650 on the write-off.

BLACK SANDS ENTERTAINMENT INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

Inventories

The Company's inventory consists primarily of finished entertainment content and merchandise Inventory is stated at the lower of cost or net realizable value, using the first-in, first-out (FIFO) method.

The Company's inventory is subject to risks associated with changes in consumer demand, technological obsolescence, and product shelf-life. The Company monitors inventory levels regularly to ensure that they are adequate to meet customer demand while minimizing the risk of obsolescence and spoilage.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company derives its revenue primarily from the sale of comic book bundles and novels and the sales are collected through channels such as Shopify and PayPal.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The Company's Chief Financial Officer ('CFO') Mrs. Geiszel Godoy is compensated 10% of gross sales every month plus $800 dollars to cover shared expenses between the business and the home office. For the years ending December 31, 2022, and December 31, 2021, Mrs. Godoy received

$44,157 and $107,600, respectively under this compensation package. As of December 31, 2022, Mrs. Godoy owned 750,000 in common stock representing 16.70% of total common stock issued and outstanding.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and mostly consist of payments for marketing campaigns on various social media platforms. The Company's direct response sales through social media channels exceeded the related costs as of December 31, 2022, and December 31, 2021, and therefore, no direct-response advertisement asset was recognized.

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and is subject to franchise tax filing requirements in the State of Delaware.

BLACK SANDS ENTERTAINMENT INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares that the Company is authorized to issue is eight million one hundred thirty-eight thousand and five hundred thirty (8,138,530) shares. The total number of shares of Common Stock authorized to be issued is seven million three hundred twenty-three thousand and five hundred thirty (7,323,530) shares at a par value $0.0001 per share. The total number of shares of Preferred stock authorized to be issued is eight hundred and fifteen thousand (815,000) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2022, and December 31, 2021, the total number of shares of Common Stock issued and outstanding was 4,485,000 and 4,485,000, respectively.

Preferred Stock

As of December 31, 2022, and December 31, 2021, the total number of shares of Preferred Stock issued and outstanding was 787,959 and 787,959 shares, respectively.

The holders of shares of preferred stock have no voting rights and if the Company determines, in its sole discretion, that it is likely that within six months the securities of the Corporation will be held of record by a number of persons that would require the Corporation to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, the Corporation shall have the option to repurchase preferred stocks from holders of preferred stock for the greater of (i) the original purchase price of the preferred stock and (ii) the fair market value of the preferred stocks, as determined by an independent appraiser of securities chosen by the Corporation; provided that in the event an Equity financing occurs within three months after the repurchase and the repurchase value is less than the aggregate value of the preferred stocks the preferred stockholder would have received had the repurchase not occurred, the Corporation shall pay to the preferred stockholder an amount equal to the difference between the aggregate value and the repurchase value promptly following the consummation of the equity financing.

Equity Incentive plans

The Company's Board of Directors adopted an Equity Incentive Plan on June 1, 2020, to (a) attract and retain the types of Employees, Consultants and Directors who will contribute to the Company's long-range success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the shareholders of the Company; and (c) promote the success of the Company's business. Awards granted under the Plan may be Incentive Stock Options, Non-qualified Stock Options, Restricted Stock and Restricted Stock Units. Incentive Stock Options may be granted to Employees only. Awards other than Incentive Stock Options may be granted to Employees, Consultants and Directors. Moreover, a Ten Percent Shareholder shall not be granted an Incentive Stock Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the Common Stock at the Grant Date and the Option is not exercisable after the expiration of five years from the Grant Date. Additionally, no Incentive Stock Option is exercisable after the expiration of 10 years from the Grant Date. The term of a Non-Qualified Stock Option granted under the Plan is determined by the Committee; provided, however, no Non-Qualified Stock Option is exercisable after the expiration of 10 years from the Grant Date.

The maximum aggregate number of shares that may be issued under the plan is 300,000 shares of Common Stock; provided that, no more than 300,000 shares of Common Stock may be granted as Incentive Stock Options. The shares issued under the plan may be authorized, but unissued, or reacquired shares and the term of each option cannot exceed 10 years from the date of the grant.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: Subject to the provisions regarding a Ten Percent Holder (as mentioned above), the per Share exercise price shall be no less than 100% of the Fair Market Value of the Common Stock subject to the Option on the Grant Date.

- In the case of a Non-qualified Stock Option: The Option Exercise Price of each Non-Qualified Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the Grant Date.

As of December 31, 2022, and December 31, 2021, the total number of Incentive Stock Options granted under this plan was nil and nil, respectively.

As of December 31, 2022, and December 31, 2021, the total number of Non-qualified Stock Options granted under this plan was 150,000 and 150,000, respectively at an exercise price of $1.00 per share and Fair market value of $1.00 at the time of the Grant.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

BLACK SANDS ENTERTAINMENT INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

For the years ending December 31, 2022, and December 31, 2021, the Company recognized $26,944 and $27,777 in stock-based compensation expense, respectively.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company increased the number of authorized preferred stock from 815,000 to 1,615,000 shares during March 2023. Moreover, during the same month, the Company's mobile application was in process of being shut down.

The Company evaluated subsequent events through April 5, 2023, the date on which the Consolidated financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the Consolidated financial statements are warranted.